State of Main Street 2022

This is a transcript of the State of Main Street presentation, slightly edited for clarity.

[00:00:00] Welcome to the State of Main Street. We did have to push it a couple of weeks due to some personal issues on the health side- can't do a presentation sick, but we're really excited in rolling out of very tumultuous and volatile 2022, into 2023 on the small business side, to be able to disseminate what we're seeing on the ground:

The state of small business, access to capital challenges, access to capital solutions. And really, the impact that we're seeing, from a lot of the macroeconomic volatility, the good and the bad of that, and kind of dig into the lifeblood of what Mainvest is, which is an investment platform designed to enable investments into the small business asset class.

We really run a line between the financial side of things- in terms of our strong mission and belief that the asset class itself has a lot of value for retail investors and has [00:01:00] been overlooked by institutional investors over the course of the last 20 or so years; even more so in the last 10-

But also around the community impact side of things and what happens when you're able to unlock access to capital for the small business asset class beyond the mean and what that does for that performance, what it does for local economies and the United States domestic economy. As we continue to grow and rebuild, coming out of a two-year global health crisis into an uncertain macroeconomic environment, before we really get going-

 we do take our, compliance and regulatory obligations very seriously. And as as part of that, I was heavily advised not just to have this up, but to actually read out, our compliance disclosure. So just wanted to say the views and the things expressed in this presentation are those of the authors and do not necessarily reflect the official policy of position of Mainvest or its investors.

This information contains forward-looking statements that are subject to various risks and unknown factors that could impact their accuracy. [00:02:00] This presentation is for informational purposes only and should not be viewed as a recommendation solicitation or advice to buy or sell any security. Mainvest does not represent or guarantee that this information is free from mistakes, errors, or is otherwise accurate or current.

Investing in private companies involves a great deal of risk, including the risk of complete loss of all or portion of your investment. Mainvest does not provide investment advice and all investors are encouraged to consult with their own investment tax and or legal advisors prior to making an investment. And this is similar to the disclosure that we have on our website.

But moving from that, actually get started with the presentation. So what we're looking to cover here, is at first just a top-down view of the SMB industry itself. Also looking into some of the different regulatory exemptions around access to capital that the SEC has rolled out over the last, couple of years or so.

For reference & ratification, Mainvest is a FINRA member, [00:03:00] regulation crowdfunded intermediary. And so we're utilizing the regulation crowdfunding exemption, which creates a framework to allow for issuers, in this case, small businesses, to be able to go and publicly market and solicit for investment into their business from both retail, and accredited investors.

When we look at the overall regulation crowdfunding industry, the majority of that is more focused around equity crowdfunding into early-stage startups. We do believe that the spirit of the regulations enable to unlock access to capital for small businesses, which is a big part of our mission and thesis around may invest and the impact that can have.

So when we look at the craziness of COVID- and I think in the last State of Main Street and State of Small Business, it was very much focused around the tail end of COVID and doing a retrospect around the impact that it had [00:04:00] on brick and mortar, on small businesses, food, bev, hospitality, and a few of the other key categories to make up the majority of our portfolio and asset class.

 But this is going to be focused on what's been happening since COVID started to subside. Looking at the shift from the Global Health Pandemic and Crisis, and the challenges that are based into this potentially recessionary economic climate, and the drivers around inflation, supply chain challenges, hiring challenges, and how small businesses are navigating that and finding success.

And what are the kind of DNA traits that are leading to the growth and rebuilding of our domestic economy coming out of that. And then after we go through that retrospective, we're gonna be talking about Mainvest, what we've learned, what we're building, what we're really excited about going into 2023 and beyond.

And a deep dive into the performance that we've seen across our asset class as a whole. From how we've contineued to [00:05:00] evolve and improve like our vetting process, our identification and lead generation of highly viable business investment opportunities that we find compelling enough to list on the platform, and then what it looks like in 2023, and moving forward.

So, well, I think a lot of the feeling and communication around the macro is in a pretty negative state right now. There are both tailwinds and headwinds and I think it's important to be looking at like what those challenges are. And what businesses have kind of had to come from and what they're going into to really evaluate what the overarching environment is going to be evolving and doing over the coming year.

Coming from the pandemic, you know, there are some really exciting tailwinds from the pandemic created what I call [00:06:00] :You don't know what you've got till it's gone-ism" of the importance of small businesses, kind of like a renaissance and resurgence around, local impact and what that can

do for communities across the nation, in driving into that strong consumer affinity. And that is translated to businesses that are well run by great operators providing community value, being able to grow beyond even their pre-pandemic expectations and projections through the pandemic and then coming out of it in a much stronger state.

There was a lot of overarching failure rate across the small business asset class as a whole, which reduces competition and allows players that were able to be entrenched and navigate their way through to be coming out into a really strong position with the opportunity to grow and expand.

So now that they're able to be back to business as usual, there's this big jump in retail and consumer behavior back onto the ground, back going into restaurants, you [00:07:00] know, shopping at retail. And we are seeing that in terms of projected revenues versus actual revenues of these businesses as they've gone through 2020-2022.

On the headwind side, the life blood of small businesses is access to capital and the institutional lending, market and that legacy lending market. After the 2008 financial crisis, institutional lending to SMBs dropped around 69% in 2009, pretty much overnight, and over the next 10 years had barely recovered, nine or 10% from that low.

What is kind of interesting about the pandemic and looking at like the deployment of capital into small businesses is you had this two-year period where through the CARES Act, through P P P, there was around $815 billion of predominantly non-recourse, forgivable [00:08:00]

that was funneled into the small business ecosystem in an attempt to steady and enable these businesses to make it through. And there are many arguments you can make around like the efficacy of that and the deployment of that, but overarchingly it was needed and was super important for our domestic economy to be able to have some kind of like flat line maintenance, over that immense period of uncertainty.

But what that does do now is those things have gone, and what we're seeing is with this inflationary environment, with interest rates rising and continuing to rise, looking at the decision making the fed's doing in cooling that economy, that's creating a continued pullback from institutional.

And institutional, in this sense, we're talking small business lenders, SBA, banking institutions, and then some of the like larger online lending platforms, Kabbage, Lending Tree and their underwriting [00:09:00] models and focus has pulled back. And so even for incredibly high efficacy businesses with documented financials that are showing growth, for the amount of capital that they are able to access, the collateralization requirements for accessing that capital, opportunities, the timelines in which it takes to be able to do that have continued to get harder. This is leading to more challenges in the small business space around not just staying afloat during these challenges, but for businesses that want to grow. They may have the performative backing to justify growing, but are not able to actually access that growth capital to enable them to go from their first bakery to two or three bakeries in surrounding areas, or to take their brewery that's seeing a ton of consumer adoption in the tap room and raise the capital for canning lines to begin distribution on a semi [00:10:00] regional or regional basis.

But then despite all of that, what we're seeing with this rebound of revenue and increased real estate vacancies is that opportunity where these existing businesses that have weathered the storm, that have proven it out, they've proven themselves through the worst, are seeing vacant retail opportunities to access new expansion locations and are looking for ways to be able to finance that and be able to go out and go from one to 10, in the small business version.

The other big learning that we've seen through the pandemic and what's actually happened after, it was a lot of the businesses that were able to successfully navigate the pandemic did so through that acceleration of tech adoption of some different forms of revenue streams, for example, takeout & delivery, that delivery app ecosystem. I mean, we'd seen yoga studios move towards doing ticketed online yoga via Zoom. In creating these new [00:11:00] distribution channels that post-pandemic, they've actually been able to continue and maintain, adding increased lines of revenue and opportunities that wouldn't have existed prior, but are, are still driving that maybe like smaller amounts than during the pandemic.

But the overall impact of that is leading to higher revenue for businesses that are able to identify those opportunities and successfully execute and scale.

And going back to those post-covid tailwinds, the PPP is over. We're at this point of "back to reality" around what does the flow of capital look like into the small business ecosystem. We're seeing the, on the return to on the ground is allowing us to have better access to high-value small business opportunities that we identify, are able to kind of vet, through our vetting process we can get into detail on later and explore whether we want to be bringing them onto the platform and [00:12:00] offering those investment opportunities to the Mainvest investment base.

And what we are seeing predominantly is the SMBs are entering a growth cycle that is really exciting. And if the capital can be found to fuel that growth cycle, it will accelerate, in our opinion, the rebound of our domestic economy. Out of this potential recessionary period in 2023, and into, you know, hopefully, a very vibrant H2 2023 and 2024 for our domestic economy.

And we're seeing that not just in terms of existing businesses, like seeing those opportunities to grow and expand, but the new business formation rate for the last four quarters is around 150%, the quarterly average for the. For any quarter in the last 10 years. You know, when you're in a recessionary environment, people be, become de-risked.

You know, there are massive layoffs in the tech sector, and some of those entrepreneurs, when they become de-risked, are evaluating what they want to do next and are deciding to start [00:13:00] their own businesses. And not all of those businesses are, you know, the next Uber, the next Airbnb. The majority of them are people that are starting, you know, brick and mortar consumer businesses in their communities, coming from a ton of operational experience, and we think that's incredibly exciting.

And seeing that trend over the next couple of years does feel pretty unprecedented in terms of the opportunity for the acceleration of our domestic economic growth.

But what we also have seen, and I think this is part of the reason we wanted to delay the presentation, was in order to do some more information gathering and get a better understanding around our take of what's been going on on the retail investor front over the last half a year.

And we thought we had a pretty strong understanding of it. And then there were some recent events in the crypto space that obviously, had much larger impacts across a broad widening of markets.[00:14:00] For us, where we look at what Mainvest is and what we've been really excited about, a lot of it comes back to the tangibility of the asset class and looking at like return profiles, what businesses are pricing returns and say like the eight to 20%, IRR range, and they're providing that in form of quarterly passive income liquidity to investors.

That's real value being created. You know, when we were looking at what was happening in the crypto space, and it started in spring, there was that kind of first crypto reckoning, and then with FTX to point one out specifically- the ramifications of that which are still kind of being seen broad spread across the market- is kind of a reckoning of this speculative asset class bubble, around crypto, of people investing in things that aren't necessarily at a point where they're being able to translate into real, on the ground economic value. And that's what leads to a bubble. And retail investors are taking the brunt of the hit from that bubble.

Institutional investors have been [00:15:00] able to protect themselves, and that's something that we're not very happy about. We're very excited to see, after a little bit of a delay, FINRA and the SEC taking a much more hard-line approach in terms of evaluating the right way to be protecting retail investors in this environment and understanding that there needs to be a swifter adoption point of that regulation in order for us to have a viable path for retail protections in the future.

What we see on the platform, sorry, just back for one second on the, on the last bullet point. What we're seeing on the platform is incredibly compelling, in that, that access to tangible investment opportunities are becoming more and more appealing to retail investors in light of this. And so in looking at different ways to diversify their investment strategy the ability to have passive income, yield generating investment opportunities has led to an increased adoption that we've seen over the last couple of [00:16:00] months despite the macro.

And that translates into, business fundings and increasing access to capital to these businesses, where the impact of that, which we can get to in a few slides, really does drive into not just the creation of new businesses in our investor economy, but actually the performance overarchingly of the asset class.

Because access to capital throughout different points in businesses life cycles can be crucial to their ability to succeed as opposed to failing.

And so taking a step back from small businesses , specifically, you know, we talk about our role as a regulation crowdfunding intermediary. The regulation crowdfunding industry as a whole, was written into effect through the JOBS Act Title III. That was May of 2016. And did have a pretty slow adoption cycle over the first couple of years into the beginning of the pandemic, but over the last couple of years has started to accelerate really quickly.

And a big part of that was [00:17:00] some revisions to the regulations that enabled for ease of use of entrepreneurs to use the product and platform over, I believe it was in March or May 2021. We were very excited to play a role in giving feedback in the drafting of those, with our focus really being around making sure that these regulations work not just for super sophisticated technology companies raising $1 to 5 million equity rounds, but for a small business owner that's looking to expand, wants to be able to offer investment to their community, to a broader scope of people and to be able to utilize these regulations to do so. And so what we're seeing are some great signs around equitable funding within the space, what it's driving in terms of actually performative market-based underwriting, of businesses and individuals across the multitude of categories within the Reg [00:18:00] CF space.

But small business especially is what we're definitely focused on. Some of this information is super new, actually; we almost thought about pushing it two hours ago, but decided not to. But we'll be providing some annotated summaries; the SEC small business sub-organization just released a

 40 page study around specifically within regulatory exemptions, the impact it's been having on small businesses across the entirety of the industry, of which, you know, we, we do make up a fairly large part.

So moving from the macro into Mainvest itself. And just a reminder around what our thesis is: we really do believe in and we want to enable any American to be able to invest in, start, and expand [00:19:00] their small businesses and invest in their communities. And, our long-term focus as we continue to build this is to continue to improve the quality of the asset class, not just by increasing underwriting thresholds and our vetting process but by actually providing incremental value to these small businesses that come into the ecosystem across the scope of their life cycles, beyond just that initial capital access and beyond expansion capital,

to give them better tools, tactics, and, resources to be more successful businesses, to generate more revenue. And we have a strong conviction around building a better future state infrastructure for our domestic economy, but that is gonna continue to roll out over the coming years as we move from a potentially recessionary state into this growth state that we're very excited about.

What that means in terms of the core thesis of Mainvest investing in our belief in the quality of the asset class ties down to the market- and the [00:20:00] market being not just us doing that vetting, not just you evaluating these opportunities and choosing which ones you believe, to invest in, but also the community itself that these businesses are serving. Being one of the leading insights that institutional lending doesn't have as a tool when doing their underwriting and when doing their vetting around how to deploy capital into the small business ecosystem.

When a business goes out onto the platform, before they're even seen by the majority of our investors, they're going out to their community and they're having people vote with their wallet saying they want that business in that community with a security, usually the revenue sharing note, that's really designed to align incentives and lead to businesses growing, providing returns back to investors, a large portion of those investors being local to that businesses area, which can then be reinvested either into other businesses in the area or, into going to the businesses themselves and, and driving up those revenues.[00:21:00]

So with that, we wanna actually dig into what we're seeing across our asset class, with around 300 successfully closed offerings on the platform, the majority of which have been in the past year and the half of our four years of operations and what we've seen through the pandemic. And it really has been as a whole, a pretty strong validation of that core thesis when we're comparing it against the entirety of the SMB asset class, against brick and mortar as a whole.

And then even into the subsets where we look at the listings on the platform, around 80% of the listings across the history of the Mainvest platform have actually been in food, be food and beverage and hospitality, and it's something that we are increasingly focused on continuing to expand and learn and evaluate while also expanding our offerings to [00:22:00] other forms of brick and mortar business to consumer small business investment opportunities across the board. But what we're seeing here is towards the end of '22, in this last repayment cycle, we had a small dip, in the performance from around 90, I think it was 93% in good standing to 86% in good standing.

Good standing being defined as just making the repayment, not going into default, not having any form of delinquency, or default. Defaults and delinquencies went up around 3% on the default rate, 4% on the delinquent rate. And, while, that is something that we definitely wanna acknowledge is, is not great,

what we're seeing in terms of that percentage dip in the asset class, if you're comping against the macro markets, it is a much smaller dip than what we're seeing on, well, I'm not gonna say crypto cuz that's not even fair at this point. But [00:23:00] on the retail investing on, on the equity side in terms of looking at the, the market, looking at the S&P, and the performative drops there, which is incredibly compelling.

And what it tells us is after navigating through a pandemic, after going through and being in the midst of this high inflationary period where capital access is continuing to dry up but opportunity has never been more prevalent than it is right now. That forward-looking cycle around these businesses aren't here just quarter by quarter,

they're here for the long run. And the average length of a Mainvest security is around five years. And so as these businesses continue to grow through this and navigate, we have high conviction that this will continue to stay flat and continue to grow towards the future.

If access to capital is able to be put in the hands of the right businesses, and the people that I think are best equipped to decide that are the markets [00:24:00] themselves, that these businesses are actually serving. That also being said, we are constantly learning and improving our process. You know, our approval rate of businesses onto the platform is around 5% of, inbound offering opportunities.

And our vetting process, which is detailed on the Mainvest website, involves a mix of the regulatory side vetting where we're doing, you know, bad actor checks on every operator, beneficial owner, individual of the company, as well as the company itself. We're checking against liens against assets, past fraud, past delinquencies, going obviously very different than a credit check, really looking at the the entrepreneurs themselves and, and their backgrounds before bringing them onto

the platform, but we're also doing betting around the proforma projections of the business, comped against different businesses within that category because we've been able to establish this large data set of performative data across the small business ecosystem. What I would say is an example [00:25:00] would be a natural grocery store coming to the platform. A natural store would be a great fit for Mainvest and something that we want to offer to our investors.

But if in looking at those proforma projections, we're seeing a say, 40% profit margin projected out over the five years, we have our national averages- as well as large data sets that are available to us- the national average for national grocery storage profit margins are around 4.5%, so that would be a red flag

and an example is something that we wouldn't bring onto the platform. But beyond that, you know, as we talk about like that social underwriting, which really is the core of the, this product, we found that, when we productized that, and you know, really began to build out like what that looks like within the product in terms of how we're you know, deploying these offering opportunities to our user base, it really has led to, you know, the highest increase in performance. Those like pre vs posts businesses across the mean [00:26:00] and beyond that. I think there's around five businesses that have dropped out of communication across the entirety of the business, on the platform with investors

And that communication challenge is something that is completely unacceptable and we have, worked to revise the terms of conditions to provide clearer ways for not just investors, to have clear paths for renumeration and ramifications to those entrepreneurs in that case, but also for Mainvest to be able to have a clearer way in understanding with our investors of where we fit into that ecosystem

and can help in recovery of funds in those situations when they happen. That being said, and back to that first disclosure, it is really important to understand that, you know, investing in these businesses across the platform, like these aren't guaranteed success cases. And all investment occurs risk.

And when we have talked to, [00:27:00] with anecdotal feedback, investors that, have said, "This business isn't talking to me. I'm, I'm kind of concerned about this."- There is a difference between a business with a poor operator not being able to live up or be able to navigate through, you know, that proposed plan, having to default and fraud. And in situations of post raise fraud,

that's where Mainvest absolutely can come in and work with investors to identify whether this business is like acting fraudulently. We don't necessarily have a case of true fraud yet, but in a situation where there is fraud, something where we're improving our processes and procedures to be able to make sure that investors know that they have our full support in backing and a strong path to recovery and enforcement.

And I guess the last thing, not on that slide, but that is worth mentioning is if we're [00:28:00] looking at the performance of the asset class as a whole, from Q3 22 and back the entirety of the asset class, we're looking at a blended cash on cash return north of 10% for investors across the platform. And that is the historical performance.

It is not indicative of future performance, but it's something that we are constantly tracking and I think have been very excited going against those pandemic headwinds and seeing the actual sub results there of what that performance in actuality has been across the asset class to continue to be able to improve on that and offer high potential, high yield passive income investment opportunities to our investor base.

So leading from that in terms of what causes the business to fail: this is actually pulled from the SEC small business council report that came out today in terms of the stats around small [00:29:00] business failure rates and what's leading to that.

And it, it remains that access to capital is the number one barrier to companies survival, across various points of the company's ecosystem. It's not just needing the capital to start the business, but at points of recessionary downturn, higher inflation rates, supply chain challenges, being able to access working capital,

or, short term debt to be able to patch up repair a broken espresso machine for an espresso place is incredibly important for businesses and can in many cases be the difference between success and failure. And I think where we're seeing the historical performance of our asset class, around

you know, with a default rate that's around like 300, 350% lower than SBA backed lending during the same time period, a lot of that lends to, or can be credited to the structuring of the security and this revenue sharing note that does provide that flexibility for entrepreneurs where in a down quarter where they're [00:30:00] generating less revenue, they still owe returns

and repayments to investors, but it's off of that smaller portion of revenue, and that flexibility has allowed for their long-term survival to be far higher than the mean that we're seeing across the ecosystem.

So getting into Mainvest invest itself as, as a company outside the businesses, we're really excited for the inflection point of where we're at right now and looking at 2023, and beyond. Things that we're looking forward to, in over the last half year, we've been really focused on our supply distribution and identifying and finding better access to high quality investment opportunities

 to be able to like vet and potentially offer our our investor base. On the capital side for us, we actually have- and thank you to anyone that's already [00:31:00] participated- kicked off an opportunity in the same spirit of what we're doing for all of these businesses on the platform, for people to invest directly in Mainvest, through our community round, which we're currently running on republic.com.

And I'm not gonna speak more to it on here for compliance reasons, but if anyone would like to explore it and evaluate, they can go to republic.com and review all the deals terms and structuring of that on, on the offering page. We've also rolled out some increased social features, for investors to be able to see how

other investors are behaving on the platform, what they're investing in. Obviously it's completely opt-in and optional. And if you haven't opted in, then don't worry, you're not on there. But, features that allow for you to see what investors that are deploying maybe like larger swarths of capital into the ecosystem are doing, the ability to follow an investor invested that you think has a thesis around investing that you agree with, or are curious to see like being [00:32:00] able to be notified when they make an investment into a new opportunity and be able to check out that opportunity based on that.

Obviously, with them not being a formal recommendation of security or anything. But going into 2023, the first half of 2023 on the product side, we're really excited to be exploring the potential for bundled funds. And what that would mean is the ability to invest by category or by location into a curated like subgroup of businesses, and review that and have that so that you can deploy capital in a more diversified manner without having to individually invest in every new offering that comes.

And so that's something that we've been going back and forth with FINRA on the right way to be structuring it. We're excited to talk more about it, but we really do think that, you know, the ability to have that as an opportunity for one, it lowers, the burden around diversifying for the investor base,

[00:33:00] but two, it, it allows some really unique, expansion of public private partnerships. And we have a few really exciting partnerships in the works right now across a few of our most highly saturated regions with economic development organizations, with various community, impact organizations to, to create better ways to streamline the access of captive to these businesses and to offer out highly embedded investment opportunities to the investor base. Moving into the next year we'll kind of roll that all in as we navigate out of the last year and, into what we think is a really exciting time to be focused on small businesses in America.

We want to be offering increased products to our alumni and portfolio businesses. Back to that earlier point of adding value across different points of the lifecycle, to increase their [00:34:00] ability to generate revenue, operate more efficiently, provide high quality returns back to investors that are deploying that capital into them.

One example of that is business banking services and being able to offer high-touch online- or look low-touch for them, high-touch for us to build it out-online banking, for the small business asset class, and provide the actual tools within that small business banking framework that they're not getting from some of these other institutions

based on the feedback that we are getting from them. Additionally, in thinking through that access to capital challenge in these middle states, if we look at the investment opportunities that we list on the platform, Mainvest does not put opportunities to invest in giving businesses working capital to make it through a couple of months- that that's not what really Mainvest is about.

The two core uses for Mainvest are new businesses, raising capital for startup costs and to actually bring that business to market, and existing businesses raising capital for growth and expansion, not for keeping the lights on. [00:35:00] That being said, as we've looked at that challenge, around access to capital for existing businesses we are exploring ways that we can be providing debt servicing to businesses outside of

the core Mainvest investing platform, in those situations due to the fact that we have their performative data from point of coming onto the platform, baking those repayments. We also have that community vetting and are able to take that, build out a stronger underwriting model to deploy capital at better rates to businesses than other lenders might be able to offer,

enabling them to that access that lifeblood to increase their longevity.

So again, I had mentioned the community round, it's something that we would love for people to explore. And again, thank you for everybody that has explored and chosen to come along with us on that journey going into 2024. That previous slide I think was a pretty fair representation of how we're going to be putting[00:36:00] incremental growth capital to work in 2023, focused around like better vetting, higher quality offerings, across the platform,

and streamlined value for businesses to increase their performance, longevity, revenue generation, and increase the quality and value of the asset class as a whole. I think we've made some pretty good time on that- perfect- we have 20 minutes left, because I've seen there are a bunch of questions here and we'd love to try to jump through and tackle some of them.

I know Isabel's kind of DJing for me. Do you want to kind of call out some of these, let me know and I'll be happy to answer them?

So how are small businesses marketed to and selected to be included in the Mainvest portal? And are there any plans to include businesses outside of the current types on the platform? So we're not doing a [00:37:00] lot of marketing directly to small businesses. Really we're doing a lot of relationship building and business development, again, across different partnerships, communities and on the ground, relationships in our core geos.

And then beyond that, the majority of the businesses that are coming into the platform are coming in organically from seeing other businesses finding success on the platform in those communities. I would say, I think it's 90% of business inbounds in the last six months were organic or referral based.

Sorry. Second part of that question, are there any plans to include businesses outside of the current types of businesses on the platform? So again, you're right, 80% of the asset class is food, beverage, and hospitality , but when we think about like the investment servicing and the opportunities for Mainvest , that really makes sense with this model.

It's brick and mortar, business to consumer, cashflow focused. And that that [00:38:00] provides opportunity for a lot of incremental growth across different categories. One example that we look at is laundromats, and things that might not, you know, be early adoption onto the platform, but have very clear fixed capital needs that can be serviced through this, have a high performance rate, have low operational requirements in order.

to run them once you have the capital to get them off the ground. You know, things that kind of like slowly print money but print it reliably. And I use laundromats as kind of the over archer there, but like, honestly parking lots is an example of that- municipal parking lots. Those are some of the things that, like when we look at

things that as we build on both sides of the platform: demand and supply liquidity, it unlocks the opportunity for some of those other offerings. Other things that we're heavily exploring right now are real estate and mixed use real estate and the right structuring for that through the regulation crowdfunding framework.

And whether that is in the form of [00:39:00] some form of collateralized, lower interest rate debt that makes sense, or whether that's in the form of equity with some kind of annual dividend. But there are a lot of different steps and layers to the socioeconomic fabric of local communities, and that's really the lens that we're going in on in terms of, where do we see high value income generating opportunities that are in need of capital and how can we match that with community underwriting and be able to offer that to our growing group of Mainvestors that are seeking yield on the platform.

So, equity versus debt. As you can see, we have started to explore equity offerings on the platform, , in addition to the revenue share notes, structure, debt offerings, and where we see

equity making sense is slightly middle market, still SMB, but like middle market expansion from local to regional. We're seeing it across some bakeries, [00:40:00] breweries when they hit a certain amount of scale and we absolutely want to be able to offer that to investors when it makes sense, for both the business and for the investors.

So you can definitely expect to see the continued growth in the equity side of the business, so those tend to be larger, maybe like $250 to 1.5 mill kind of range. Total capital need, offering sizes, and, it's important to note and differentiate between debt and equity, where, you know, the, the return structuring for those equity investments is tied to that company ownership and leads to a liquidity events in the form of acquisition or public listing of the offering.

And so for us, when we look at a business that would like to do equity, we have to make sure it makes sense before we offer it on the platform. And making sense to us is the most important thing there is a clear idea or goal around what that liquidation event for investors eventually will be.[00:41:00]

Consumer sentiment within a recessionary period. Gotcha. Thank, thank you. I mean, what we're seeing on the way that we can track kind of the consumer behavior within our subset of the asset class is by looking at the projected revenue of businesses raising on the platform versus the actual revenue when they

 are doing their repayment cycles. And what we're seeing is this pretty clear barbell curve of, you know, businesses that were slower to get started are still having a hard time in accelerating their revenues from that low standpoint. Where businesses that were more established, they're seeing[00:42:00]

crazy larger increases in, their revenue growth over the last six months from the, you know, end of the pandemic, back to in-person, back to that than I think they had even expected. And that gets combined with that addition of multiple forms of new forms of revenue generation, new lines of businesses through expanding to e-commerce, expanding to takeout delivery. Having a

20 seat ramen restaurant that was doing their projections model off of maybe an average of 70% utilization of that 20 seat restaurant tack on 10% for delivery. Pandemic hits, everything goes to take out and delivery. And suddenly that delivery portion is on par with the total revenue generated from the brick and mortar component

, but there's no like technical limitation there to how much that could grow other than like the backout kitchen and their ability to pump out high quality food and, and make sure they're maintaining the quality of that. [00:43:00] So hopefully that's been helpful to understand that. I think, I think with that is, is that the last question?

Yeah. Awesome. Well, again, thank you everyone for your time and we will be sharing it. we'll probably be sharing it with some additional notes cuz we definitely wanna be giving some of the additional insight from the SEC's small business report that just came out today and that'd be a good appendix to this presentation if we can distill that for you..

So with that, again, if there are any questions broadly that weren't answered here, you can email info @mainvest.com. I'm sure many of you have used our intercom live chat support system that's going to one of the three people in this office right now that, that is constantly monitoring it, and offering hopefully increasingly high quality support conversations through it.

 And then that is our company support line that does go [00:44:00] into a live person. It's not always able to monitored depending on volume, but we do try to maintain it to the best of our ability at this scale. And finally, if there are any questions around the Mainvest community round, any interest in that, you can feel free to email me directly at nick@mainvest.com

 and I'd be more than happy to direct you to the proper resources. So with that, thank you everybody. It's been a very interesting 2022 with a lot of upsides, a lot of downsides, but what we're seeing here in terms of the opportunity for 2023 across the space and the impact that we believe we can have, you can have around accelerating the economic rebound of the United States, is incredibly exciting and we're really proud and happy to have you guys along for the ride.

So thank you.